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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25




                         COMMISSION FILE NUMBER 0-23054




                           NOTIFICATION OF LATE FILING

(Check One):

[ ]  Form 10-K     [ ]  Form 11-K       [ ]  Form 20-F          [X]  Form 10-Q


     For Period Ended:     SEPTEMBER 30, 2001
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[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q


[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR


[ ]  Transition Report on Form 11-K


     For Transition Period Ended:
                                 ---------



Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:     HAMILTON BANCORP INC.
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number): 3750 N.W. 87 AVENUE
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City, State and Zip Code:     MIAMI, FLORIDA  33178
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PART II - RULE 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]          (a)      The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable effort or expense;

[X]          (b)      The subject annual report, semi-annual report, transition
                      report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]          (c)      The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              SEE ATTACHMENT HERETO


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PART IV -         OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

                  CARLOS BERNACE,
             EXECUTIVE VICE PRESIDENT           (305)              717-5500
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                  (Name)                     (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                             [X] Yes                    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [X] Yes                    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              HAMILTON BANCORP INC.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2001                        By: /s/ Carlos Bernace
                                                   -----------------------------
                                                Name:   Carlos Bernace
                                                Title:  Executive Vice President


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                            ATTACHMENT TO FORM 12b-25

            FORM 10-Q FOR THE ANNUAL PERIOD ENDED SEPTEMBER 30, 2001

PART III - NARRATIVE

         The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (the "Form 10-Q") because on October 10, 2001, the Registrant received notice from its independent auditor, Deloitte & Touche LLP ("D&T"), of its resignation as the Registrant's certifying accountant. On October 31, 2001, the Audit Committee of the Board of Directors of the Registrant engaged the accounting firm of Kaufman, Rossin & Co. ("Kaufman") as the Registrant's new independent auditor for its fiscal year ending 2001, effective on October 31, 2001. As it has only been recently retained, Kaufman has been unable to complete its review of the financial information required to be included in the Form 10-Q.

         The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV - NARRATIVE

         For the quarter ended September 30, 2000, the Registrant reported a net loss of $17.9 million or $1.77 per share. The Registrant expects to report a smaller loss for the quarter ended September 30, 2001, as a result of a lower provision for credit losses in 2001 compared to 2000 and recovery of allocated transfer risk reserves in 2001, offset by a lower level of net interest income in 2001 compared to 2000.


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